ANOORAQ RESOURCES CORPORATION
Suite 1020 – 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone (604) 684-6365 / Fax (604) 684-8092

INFORMATION CIRCULAR
as at May 24, 2007

This Information Circular is furnished in connection with the solicitation of proxies by the management of Anooraq Resources Corporation (the "Company" or "Anooraq") for use at the annual and extraordinary general meeting (the "Meeting") of its shareholders to be held on June 20, 2007 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to "the Company", "Anooraq", "we" and "our" refer to Anooraq Resources Corporation. "Common Shares" means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are Ronald W. Thiessen, President and Chief Executive Officer of the Company, and alternatively Tumelo M. Motsisi, Deputy Chief Executive Officer and Managing Director of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper form) and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Investor Services Inc., by fax within North America at 1-866- 249-7775, outside North America at 1-416-263-9524, or by mail or by hand to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;

(b)

using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in the United States and in Canada. Broadridge mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as set out herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the "Board") of the Company has fixed May 11, 2007 as the record date (the "Record Date") for determination of persons entitled to receive notice of and to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of May 24, 2007, there were 148,484,907 Common Shares without par value issued and outstanding, each carrying the right to one vote. 36,000,000 additional Common Shares are to be issued pursuant to the Pelawan Settlement Agreement discussed in “Interest of Informed Persons in Material Transactions” further below. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares. The Company is authorized to issue an unlimited number of

Common Shares and is also authorized to issue an unlimited number of Preferred Shares. There are no Preferred Shares issued and outstanding as at May 24, 2007.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 24, 2007 are:

Shareholder Name	Number of Common Shares Held	Percentage of Issued Common Shares
The Pelawan Trust, as Trustee Pelawan Investments (Proprietary) Limited, as Beneficiary 82 Maude Street Sandton, 2196, South Africa	83,300,000 (1)	56.1%

(1) 36,000,000 additional Common Shares are to be issued to The Pelawan Trust subject to the Pelawan Settlement Agreement discussed in “Interest of Informed Persons in Material Transactions” further below and are currently not included in the figure shown. Upon issuance, the Pelawan Trust would own approximately 64.6% of the outstanding issued Common Shares.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2006, with related annual information form, management discussion and analysis and the report of the auditor, will be placed before the Meeting.

These documents have been filed with the securities commissions or similar regulatory authorities in Alberta, British Columbia, Ontario and Quebec.

Copies of the documents may be obtained by a Shareholder upon request and without charge from Investor Relations, Anooraq Resources Corporation, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, telephone: 604-684-6365. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill as a consequence of additional nominations from the floor of the meeting, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at ten (10). The board has resolved that the number of directors remain at ten (10). Shareholders will therefore be asked to elect ten (10) directors at the meeting.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s eleven nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 24, 2007. The information as to number of common shares beneficially owned, controlled or directed is not within the knowledge of the management of the Company and has been furnished by the respective nominees as reported in their filings at www.sedi.ca.

Name, position with the Company and province or state and country of residence	Period(s) as a Director of the Company	Common shares beneficially owned, controlled or directed
Scott COUSENS Director British Columbia, Canada	Since September 1996	1,915,400
Robert DICKINSON Director and Co-Chairman British Columbia, Canada	(November 1990 – September 2004) Since October 2004	500,000 (1)
David ELLIOTT (4) (5) (6) Director British Columbia, Canada	Since April 2005	Nil
Wayne KIRK (4) (5) (6) Director California, United States	Since July 2005	Nil
Popo MOLEFE (4) (5) (6) Director and Co-Chairman North West Province, South Africa	Since September 2004	Nil
Harold MOTAUNG Director and Chief Operating Officer Gauteng, South Africa	Since September 2004	5,831,000 (2)
Tumelo MOTSISI Director, Deputy Chief Executive Officer, and Managing Director Gauteng, South Africa	Since September 2004	9,996,000 (3)
Sipho NKOSI (5) Director Gauteng, South Africa	Since September 2004	Nil
Rizelle SAMPSON Director Gauteng, South Africa	Since September 2004	Nil
Ronald THIESSEN Director, President and Chief Executive Officer British Columbia, Canada	Since April 1996	620,923

(1)	Certain of these shares are held in the name of United Mineral Services Ltd., a private company controlled by Mr. Dickinson.
(2)

Indirect holdings being 70 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of common shares of Anooraq (83,300,000) held by the Pelawan Trust.

(3)

Indirect holdings being 120 of the 1,000 ordinary shares in the issued and outstanding share capital of Pelawan Investments (Proprietary) Limited, multiplied by the number of common shares of Anooraq (83,300,000) held by the Pelawan Trust.

(4)	Member of the Audit Committee.
(5)	Member of Compensation Committee.
(6)	Member of Nominating and Governance Committee.

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	April 2007
Great Basin Gold Ltd.	Director	March 1993	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Rockwell Ventures Inc.	Director	November 2000	Present
Taseko Mines Limited	Director	October 1992	Present

ROBERT DICKINSON, B.Sc., M.Sc. – Co-Chairman of the Board and Director

Robert Dickinson is an economic geologist who serves as a member of management of several mineral exploration companies, primarily those for whom Hunter Dickinson Inc. provides services. He holds a Bachelor of Science degree (Hons. Geology) and a Master of Science degree (Business Administration - Finance) from the University of British Columbia. Mr. Dickinson has also been active in mineral exploration over 40 years. He is a director of Hunter Dickinson Inc. He is also President and Director of United Mineral Services Ltd., a private investment company.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	Present
Anooraq Resources Corporation	Director	November 1990	September 2004
	Director	October 2004	Present
	Chairman	April 2004	September 2004
	Co-Chairman	October 2004	Present
Continental Minerals Corporation	Director	June 2004	Present
	Chairman	June 2004	January 2006
	Co-Chairman	January 2006	December 2006
Detour Gold Corporation	Director	January 2007	Present

Company	Positions Held	From	To
Farallon Resources Ltd.	Director	July 1991	April 2007
	Chairman	April 2004	September 2004
	Co-Chairman	September 2004	April 2006
Great Basin Gold Ltd.	Director	May 1986	November 2006
	Co-Chairman	September 2000	April 2004
	Chairman	April 2004	December 2005
	Co-Chairman	December 2005	November 2006
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Co-Chairman	November 2001	April 2004
	Chairman	April 2004	Present
Rockwell Ventures Inc.	Director	November 2000	September 2006
	Chairman	November 2000	September 2006
Taseko Mines Limited	Director	January 1991	Present
	Chairman	April 2004	July 2005
	Co-Chairman	July 2005	May 2006

DAVID ELLIOTT, B.Comm., ICD.D., FCA – Director

David Elliott graduated from the University of British Columbia with a Bachelor of Commerce degree and then acquired a Chartered Accountant designation. In 2006, he became a certified director with the Institute of Corporate Directors. Mr. Elliott joined BC Sugar Company in 1976, working in a number of senior positions before becoming President and Chief Operating Officer of the operating subsidiary, Rogers Sugar. In 1997, he joined Lantic Sugar in Toronto as Executive Vice President. He also served as Chairman of the Canadian Sugar Institute. He became President and Chief Operating Officer of the International Group based in St Louis, Missouri in 1999, a company involved with food distribution as well as manufacturing and distribution of pet and animal feed. For several years, he worked with companies developing e-mail and data management services. Currently, Mr. Elliott is a director and Audit Committee chairman of Northern Dynasty Minerals Ltd., Taseko Mines Limited, Anooraq Resources Corporation and Great Basin Gold Ltd.

Mr. Elliott is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	April 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present
StorageFlow Systems Corp.	Director	May 2002	June 2004
	President & COO	May 2002	June 2003

WAYNE KIRK, LLB – Director

Wayne Kirk is a retired California State Attorney and Professional Consultant. With over 35 years professional experience Mr. Kirk also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of California. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	July 2005	Present
Great Basin Gold Ltd.	Director	July 2004	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

POPO MOLEFE, PhD. – Co-Chairman of the Board and Director

Dr. Molefe is a South African citizen. He completed his second successful term as the Premier of the Northwest Province in April 2004. He is a member of the National Executive Committee of the African National Congress ("ANC"). He was awarded the Harvard University Certificate in Conflict Resolution and has diplomas in leadership from the Wharton School of Business and the Harvard JFK School of Governance. Over the last ten years, Dr Molefe has been instrumental in facilitating the development of businesses in the North West Province, particularly in the mining and tourism sector. He, therefore, brings a depth of leadership experience to Anooraq.

Dr. Molefe is, or was within the past five years, a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	September 2004	Present
Simeka BSG (formerly Xantium Technology Holdings)	Director	July 2004	Present

HAROLD MOTAUNG, BSc, MBA – Director and Chief Operating Officer

Harold Motaung was previously employed at the Free State and Vaal River operations of Anglo American Corporation of South Africa Limited for six years as a mining engineer and as a production supervisor. Mr. Motaung then moved to the South African Government's Department of Minerals and Energy (DME) as a director within the Mine Inspectorate. As a Deputy Chief Inspector, he was responsible for implementing the Mine, Health and Safety Act. Subsequently he was appointed Chief Director within the Mine Inspectorate. His portfolio included the gold, platinum and coal regions of South Africa.

In Mr. Motaung’s capacity as a Chief Director of the Mine Inspectorate, he was appointed on numerous boards of government–associated institutions including the National Nuclear Reactor, the Deep Mining Board and the Mining Qualifications Authority. Mr. Motaung also chaired the Mines Research Board, which administered a mining safety fund. Mr. Motaung also represented the South African government in a number of international and bi-national engagements with foreign countries, and was a member of the DME executive team responsible for the briefs and presentations at the Parliamentary Portfolio Committee on the status of minerals and energy within the country, which culminated in the enactment of the Minerals Development Act. Mr. Motaung left the DME to establish a mining and geological consultancy, African Minerals Professionals (Pty) Limited. Mr. Motaung has been a director of Anooraq since September 2004 and is not a director of any other public companies.

TUMELO MOTSISI, BA, LLM, MBA – Deputy CEO/ Managing Director

Tumelo Motsisi is a prominent South African businessperson with experience in the South African financial services, mining and energy sectors. Between 1994 and 1998 he was employed first as a senior manager and then as a director within the negotiated benefits division of the sizeable South African financial services company, Alexander Forbes Limited.

In 1998 he established Kopano Ke Matla Investment Company, the investment arm of South Africa’s largest trade union federation, the Congress of South African Trade Unions ("Cosatu"). He was subsequently appointed as the Chief Executive Officer of Kopano Ke Matla. Mr. Motsisi recently resigned his position as Executive Chairperson of Prosperity Holdings, a financial services company established between Kopano Ke Matla, NBC Financial Services and Peregrine Holdings, in order to pursue his interests in the mining and energy sectors. Mr. Motsisi is a member and director of several South African private companies. Mr. Motsisi has been a director of Anooraq since September 2004 and is not a director of any other public companies.

SIPHO NKOSI, B.Comm, MBA – Director

Mr. Nkosi is South African and holds a Bachelor of Commerce degree from the University of South Africa and a Master of Business Administration from the University of Massachusetts in the eastern United States. He has an extensive background in the mining and power industries. He is a founder of, and is currently, Chief Executive Officer of Eyesizwe Coal (Pty) Ltd ("Eyesizwe"). Eyesizwe is one of the country's largest coal producers. Prior to founding Eyesizwe in 2001, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA) , and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, he was Marketing Manager for Billiton Ltd., an international mining company.

During the past five years, Mr. Nkosi is, or has been a director of the following public companies:

Company	Positions Held	From	To
Anooraq Resources Corporation	Director	November 2004	Present
Great Basin Gold Ltd.	Director	August 2003	Present
Exxaro Resources Limited	Director	November 2006	Present

RIZELLE SAMPSON, H. Dip Education – Director

Ms. Sampson is a South African citizen and holds a Certificate in Telecommunications Policy, Regulation and Management from the University of Witwatersrand and a Higher Diploma in Education from the University of the Western Cape.

Following positions as a Portfolio Administrator (Institutional Clients) at Investec Asset Managers, Chief of Staff at the Ministry of Communications and Manager (Office of the CEO) at Sentech Ltd. She is a co-founder and executive director of African Footprint Investment Holdings (Pty) Ltd ("AFIH"), an investment holding company that is wholly black women owned and managed. Ms Sampson represents AFIH on the boards of Tellumat (Pty) Ltd, BD Sarens (Pty) Ltd and Lefatshe Technologies (Pty) Ltd. She is also a member of the Sentech Educational Fund Advisory Board and the board of the National Electronic Institute of South Africa

(Nemisa). Ms. Sampson has been a director of Anooraq since September 2004 and is not a director of any other public companies.

RONALD THIESSEN, CA – Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Detour Gold Corporation	Director	January 2007	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	November 2006
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	President and Chief Executive Officer	November 2000	September 2006
	Chairman	September 2006	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	March 2006

OTHER OFFICERS

IEMRAHN HASSEN, CA – Chief Financial Officer

Iemrahn Hassen has 23 years of experience in the service, manufacturing and mining sectors. Mr. Hassen received his Chartered Accountant designation in 1991. For the past two years, Mr. Hassen has worked as a financial consultant in the mining sector for Mintek and Gold Fields Limited. Prior to that, Mr. Hassen was the Chief Financial Officer for Mobile Telephone Networks in South Africa for two years, spent three years as the Senior Manager of Finance of Gold Fields Limited, and spent one and a half years with the accounting firm Deloitte and Touche. From October 1974 to January 1999, Mr. Hassen worked for several companies in the service and manufacturing sectors, rising from Group Accountant in the early 1980's to roles of Business Development Manager and Financial Manager for Samancor Limited in June 1999. Mr, Hassen was appointed Chief Financial Officer of Anooraq in May 2007 and will commence his role on June 1, 2007.

APPOINTMENT OF AUDITOR

The auditors of the Company are currently KPMG LLP ("KPMG"), Chartered Accountants, 777 Dunsmuir St., 9th Floor, Vancouver, British Columbia, V7Y 1K3. KPMG will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the Audit Committee. KPMG was first appointed auditor of the Company on May 21, 2004.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI 52-110") requires the Company, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The Audit Committee has a adopted a charter, a copy which was attached as Schedule "A" to the Company’s 2006 Information Circular which is available for download at www.sedar.com or as Exhibit 5 to the Company’s Corporate Governance Policies and Procedures Manual on the Company’s website (www.anooraqresources.com).

Composition of the Audit Committee

The members of the Audit Committee are David Elliott, Wayne Kirk and Popo Molefe. All of the members of the Audit Committee are independent members of the Audit Committee and all members are considered to be financially literate. Mr. Elliott is a Chartered Accountant and is hence a "financial expert".

Relevant Education and Experience

As a result of their education and experience, each member of the Audit Committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;
  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting.

Mr. Kirk is an experienced securities lawyer, Dr. Molefe is an experienced businessman and Mr Elliott is a Chartered Accountant.

Reliance on Certain Exemptions

The Company’s auditors, KPMG LLP, Chartered Accountants, have not provided any material non-audit services, except as noted in the table below.

Pre-Approval Policies and Procedures

The Company has procedures for the review and pre-approval of any services performed by its auditors. The procedures require that all proposed engagements of its auditors for audit and non-audit services be submitted to the Audit Committee for approval prior to the beginning of any such services. The Audit Committee considers such requests, and, if acceptable to a majority of the Audit Committee members, pre-approves such audit and non-audit services by a resolution authorizing management to engage the Company’s auditors for such audit and non-audit services, with set maximum dollar amounts for each itemized service. During such deliberations, the Audit Committee assesses, among other factors, whether the services requested would be considered "prohibited services" as contemplated by the regulations of the US Securities and Exchange Commission, and whether the services requested and the fees related to such services could impair the independence of the auditors.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the audit and non-audit services provided by KPMG to the Company to ensure auditor independence. Fees incurred with KPMG for audit and non-audit services in the last two fiscal years are outlined in the following table.

Nature of Services	Fees paid to auditor in year ended December 31, 2006	Fees paid to auditor in year ended December 31, 2005
Audit Fees (1)	$164,000	$ 95,000
Audit-Related Fees (2)	$17,000	$ 15,000
Tax Fees (3)	Nil	$ 4,500
All Other Fees (4)	Nil	Nil
Total	$ 181,000	$ 114,500

Notes:

1.

"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

2.

"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

3.

"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

4.	"All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the "CSA") have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices, which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101.

1.	Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment. Examples of such material relationships include employment relationships, officer positions, recent employment by the auditors and like matters.

The board facilitates its independent supervision over management in several ways including by holding regular board meetings and committee meetings, and by retaining independent consultants where it deems necessary.

The independent members of the Board of Directors of the Company are David Elliott, Wayne Kirk, Popo Molefe, Sipho Nkosi and Rizelle Sampson.

The non-independent directors are Scott Cousens (provides capital finance and investor relations services), Robert Dickinson (Co-Chairman of the Board), Harold Motaung (Chief Operating Officer), Tumelo Motsisi (Deputy Chief Executive Officer), and Ron Thiessen (Chief Executive Officer).

The following table sets forth the record of attendance of board and committee meetings by Directors for the 12 months ended December 31, 2006.

Director	Board Meetings	Audit Committee	Nominating and Governance Committee
Scott Cousens	4 of 4	Not applicable	Not applicable
Robert Dickinson	3 of 4	Not applicable	Not applicable
David Elliott (1) (3)	4 of 4	5 of 5	2 of 2
Wayne Kirk (2) (3)	4 of 4	5 of 5	2 of 2
Popo Molefe (3)	2 of 4	1 of 5	0 of 2
Harold Motaung	4 of 4	Not applicable	Not applicable
Tumelo Motsisi	4 of 4	Not applicable	Not applicable
Sipho Nkosi (3)	2 of 4	Not applicable	Not applicable
Rizelle Sampson	4 of 4	Not applicable	Not applicable
Ronald W. Thiessen	4 of 4	Not applicable	Not applicable

(1)	Audit Committee Chairman.

(2)	Nominating and Governance Committee Chairman.

(3)	Member of the Compensation Committee

2.	Orientation and Continuing Education

The Company has traditionally retained experienced mining people as directors and hence the orientation needed is minimized. When new directors are appointed, they are acquainted with the Company’s mineral project and the expectations of directors. Board meetings generally include presentations by the Company’s senior management and project staff in order to give the directors full insight into the Company’s operations.

3.	Ethical Business Conduct

The Board has adopted a formal ethics policy, included as Exhibit 3 to the Company’s Corporate Governance Policies and Procedures Manual, which is available for download from the Company’s website (www.anooraqresources.com). The Board also believes that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors’ participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

4.	Nomination of Directors

The Board considers its size each year when it considers the directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of views and experience. The Board has a Nominating and Governance Committee, although the Committee has not yet had occasion to consider new nominees to the Board.

5.	Compensation

The Compensation Committee considers compensation for the directors and senior executive officers and submits its compensation recommendations to the Board for approval.

6.	Other Board Committees

The Board has no committees other than the Audit Committee, Nominating and Governance committee and the Compensation Committee.

7.	Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The Board and its committees have instigated a self-assessment process.

The Board is satisfied with the overall project and corporate achievements of the Company and believes this reflects well on the Board and its practices.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

During Anooraq’s financial year ended December 31, 2006, the aggregate cash compensation paid or payable by Anooraq or its consolidated subsidiaries to its directors and senior officers, was $1,124,412.

The following table provides a summary of compensation earned by Named Executive Officers during each of the last three financial years:

Summary Compensation Table

Name and Principal Position	Year (1)	Annual Compensation			Long-Term Compensation			All Other Compen - sation ($)
					Awards		Payouts
					Securities Under Options / SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
		Salary ($)	Bonus ($)	Other Annual Compensat ion ($)
Ronald Thiessen President and Chief Executive Officer	2006 2005 2004	55,070 98,473 62,095	Nil Nil Nil	Nil Nil 5,400	Nil 120,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Tumelo Motsisi Deputy CEO and Managing Director	2006 2005 2004	235,000 235,000 81,520	80,000 80,000 10,486	Nil Nil 1,200	Nil 525,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey Mason (2) Secretary and Chief Financial Officer	2006 2005 2004	44,342 61,840 46,848	Nil Nil Nil	Nil Nil 2,800	Nil 120,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Harold Motaung Chief Operating Officer	2006 2005 2004	225,000 225,000 81,520	35,000 35,000 10,486	Nil Nil 1,200	Nil 525,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Phumzile Langeni (1) VP Investor Relations	2006 2005 2004	195,000 195,000 17,245	25,000 25,000 Nil	Nil Nil 1,200	Nil 250,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Joel Kesler VP Legal	2006 2005 2004	205,000 205,000 Nil	25,000 25,000 Nil	Nil Nil Nil	Nil 525,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)	Ms. Langeni resigned as a director on May 23, 2007.

(2)

Mr. Mason will resign his duties as Chief Financial Officer on June 1, 2007 and Mr. Iemrahn Hassen will assumed the duties of Chief Financial Officer commencing June 1, 2007 at a compensation of $220,000 per annum.

(2)	The fiscal years presented are as follows: 12 months ended December 31, 2006, 12 months ended December 31, 2005 and 14 months ended December 31, 2004.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIP compensation to any Named Executive Officer during the most recently completed financial year.

Options and SARs

A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company’s Common Shares.

No SARs were granted to, or exercised by, any Named Executive Officer or any directors during the most recently completed financial year.

There were no share options granted or exercised by the Named Executive Officers during the financial year ended December 31, 2006.

NAMED EXECUTIVE OFFICERS	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the- Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Ronald Thiessen	Nil	Nil	120,000 / 0	0 / 0
Tumelo Motsisi	Nil	Nil	525,000 / 0	0 / 0
Harold Motaung	Nil	Nil	525,000 / 0	0 / 0
Jeffrey Mason (2)	Nil	Nil	120,000 / 0	0 / 0
Phumzile Langeni (1)	Nil	Nil	250,000 / 0	0 / 0
Joel Kesler	Nil	Nil	525,000 / 0	0 / 0

(1)	Ms. Langeni resigned as a director on May 23, 2007.

(2)	Mr. Mason will resign as a Chief Financial Officer on June 1, 2007.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2006. The December 31, 2006 closing price of the Company’s common shares as quoted on the TSX Venture Exchange was $1.41.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a pension plan under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plans or arrangements with respect to the Named Executive Officers’ resulting from the resignation, retirement or any other termination of employment of the officers’ employment or from a change of the Named Executive Officers’ Responsibilities following a change in control.

Compensation Committee Disclosure

The Company has a Compensation Committee of which the current members are Messrs. Elliott, Kirk, Molefe and Nkosi. Each member of this Committee is independent. The function of this committee is to assist the Board of Directors in fulfilling its responsibilities relating to the compensation practices of the executive officers of the Company. Specifically, this Committee has been empowered to evaluate the performance of the executive officers of the Company and to recommend to the Board of Directors the compensation level of the executive officers; to conduct such surveys and studies as the Committee deems appropriate to determine competitive salary levels; to review the strategic objectives of the stock option and other stock-based compensation plans of the Company; to administer the stock option plan and to consider any other matters which, in the Committee’s judgment, should be taken into account in reaching the recommendation to the Board of Directors concerning the compensation levels of the Company’s executive officers.

Report on Executive Compensation

This report on executive compensation has been authorized by the Compensation Committee. The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. As part of its mandate, the Board determines the type and amount of compensation for the Company’s executive officers. In addition, the Board reviews the methodology utilized by the Company for setting salaries of employees throughout the organization.

The Company’s Compensation Committee receives competitive market information on compensation levels for executives.

Mr. Mason, the former Chief Financial Officer and Mr. Thiessen, the Chief Executive Officer, do not serve the Company solely on a full-time basis, and their compensation from the Company is allocated based on the estimated amount of time spent on the work of the Company.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives; and

(c)	better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, bonus compensation and equity participation through its stock option plan.

Base Salary

In the Board’s view, paying base salaries which are competitive in the markets in which the Company operates is a first step to attracting and retaining talented, qualified and effective executives. Competitive salary information on comparable companies within the industry is compiled from a variety of sources, including surveys conducted by independent consultants and national and international publications.

Bonus Compensation

The Board considers performance, shareholder benefits, competitive factors and other matters in awarding bonuses.

Equity Participation

The Company believes that encouraging its executives and employees to become shareholders is the best way of aligning their interests with those of its shareholders. Equity participation is accomplished through the Company’s stock option plan. Stock options are granted to senior executives taking into account a number of factors, including the amount and term of options previously granted, base salary and bonuses and competitive factors. Options are generally granted to senior executives which vest on terms established by the Compensation Committee.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation of the Chief Executive Officer and Deputy Chief Executive Officer & Managing Director

The compensation of the Chief Executive Officer and Deputy Chief Executive Officer & Managing Director is approved annually by the Board of Directors. Base salary and bonus levels are determined taking into account independent market survey data.

At least annually, the Compensation Committee reviews the grants of stock options to directors, management, employees and consultants. Options have been granted to these officers in prior years taking into account competitive compensation factors and the belief that options help align the officers with the interests of shareholders.

Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in common shares of the Company on December 31, 2001 with the cumulative total return of the TSX Venture Composite Index and the Toronto Stock Exchange 300 Index, for the five most recently completed financial years.

Cumulative Value of $100 Investment for the last 5 years

Compensation of Directors

Each director of the Company who is an independent director (namely Messrs. Kirk, Elliott, Molefe, Nkosi and Sampson) is paid an annual director’s fee of $35,000 plus an additional fee of $5,000 for the Audit Committee Chairperson and $3,000 for other Committee Chairperson. Executive officers do not receive additional compensation for serving as directors.

No directors received options under the Company’s share option plan during the financial year ended December 31, 2006.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the "2005 Plan") which was previously approved by shareholders on June 17, 2005. The 2005 Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the Compensation Committee of the Board of Directors. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The shareholders have approved the issuance of a maximum of 18,300,000 Common Shares under the Plan. All options typically expire five years after the date of grant of such option.

Eligible Optionees

Under TSX Venture Exchange (“TSXV”) policies, to be eligible for the issuance of a stock option under the Stock Option Plan, an Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted.

Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant. If the option is granted to a company, the company must provide TSXV with an undertaking that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the stock option remains in effect without the consent of TSXV.

Material Terms of the Plan

The following is a summary of the material terms of the Stock Option Plan:

a)	all options granted under the Stock Option Plan are non-assignable and non-transferable;

b)

for stock options granted to employees or service providers (inclusive of management company employees), the Company is required to represent that the proposed Optionee is a bona fide employee or service provider (inclusive of a management company employee), as the case may be, of the Company or of any of its subsidiaries;

c)

an option has a maximum term of up to ten years and terminates 30 days following the termination of the optionee’s employment or other relationship with the Company, except in the case of retirement or death. In the case of retirement, it terminates 30 to 90 days, at management’s discretion, following retirement. In the case of death, it terminates at the earlier of one year after the event or the expiry of the option. Vesting of options is at the discretion of the Compensation Committee at the time the options are granted; and

d)

the minimum exercise price of an option granted under the Stock Option Plan must not be less than the closing price for shares of the Company as traded on the TSXV on the last trading day before the date that the option is granted less allowable discounts as permitted by TSXV (depending on the price at the time of grant).

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2006.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Share Plan)	3,988,200	1.40	9,465,000
Equity compensation plans not approved by securityholders	–	–	–
Total	3,988,200	1.40	9,465,000

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2006, or has any interest in any material transaction in the current year other than as set out herein.

Pelawan Settlement Agreement

In December 2006, the Company entered into a Settlement Agreement with Pelawan Investments (Proprietary) Limited, 43 Wierda Road West, Wierda Valley, PO Box 782103, Sandton, Johannesburg, 2196, South Africa ("Pelawan") to waive the deemed dilutive financing contemplated in the 2004 Share Exchange Agreement between the Company and Pelawan. Under the terms of the Settlement Agreement:

  Anooraq will issue to Pelawan 36 million common shares in Anooraq (“Adjustment Consideration Shares”). The Company is currently awaiting regulatory approval for the issuance of the Adjustment Consideration Shares.

  Anooraq will issue to Pelawan share purchase warrants for the purchase of 167 million common shares in Anooraq (“BEE Warrants”). The BEE Warrants are exercisable until December 31, 2008. The BEE Warrants can be exercised at the higher of (a) $1.35 per common share if exercised on or before December 31, 2007 or $1.48 per common share if exercised after December 31, 2007 or (b) at a price per common share that is 50% less than the price per Anooraq common share payable by arms length parties under an equity financing undertaken by the Company that either raises an amount of at least $98.4 million or is undertaken pursuant to a material transaction (a “Concurrent Financing”). The Company is currently awaiting regulatory approval for the issuance of the BEE Warrants.

  From the date of issue of the Adjustment Consideration Shares to Pelawan or as a result of the exercise of any of the BEE Warrants up to the closing date of the Concurrent Financing, the common shares issued to Pelawan pursuant thereto will be subject to a lock up arrangement and Pelawan will not be entitled to dispose of any of these shares, save for the exemption referred to in the next bulleted item below. After the closing date of the Concurrent Financing, the disposal of such shares will remain subject to the original lock up agreement entered into between Pelawan and Anooraq under the terms of the original 2004 share exchange agreement (“the BEE Lock Up”).

  Anooraq has agreed to grant Pelawan an exemption to the BEE Lock Up for the purposes of facilitating Pelawan’s financing of the exercise of the BEE Warrants. In the event that Pelawan exercises any BEE Warrants, Pelawan shall, in its sole discretion, be entitled to dispose of that number of common shares up to 25% (or such greater amount as is required to facilitate the financing of the exercise of the BEE Warrants) of the aggregate common shares issued to Pelawan pursuant to such exercise, provided that all of the proceeds received by Pelawan from such disposal shall be applied by Pelawan to support the financing of the exercise of the BEE Warrants and reasonable expenses related to such exercise.

  On the occurrence of a Concurrent Financing, Pelawan shall be obliged to exercise the BEE Warrants to ensure, at a minimum, that Anooraq retains its status as a 52% controlled BEE company, in compliance with undertakings given by Pelawan and the Company in favour of the South African Reserve Bank and Anglo Platinum Limited.

MANAGEMENT CONTRACTS

Except for services performed by Hunter Dickinson Inc and Pelawan described in the Company’s Annual Information Form filed April 2, 2007 at www.SEDAR.com, there are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Annual Confirmation of Share Option Plan

The TSX Venture Exchange (the “TSXV”) requires that each company listed on the TSXV proposing to issue stock options have a share option plan. The shareholders of the Company adopted a Share Option Plan (the “Option Plan”) in 2005 which is described in detail above under the heading “Securities Authorized for Issuance Under Equity Compensation Plans”.

Pursuant to Section 2.9 of the TSXV policy 4.4, the continuation of the Option Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the Option Plan is necessary for the Company to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting and is available on request of the Company. At the Meeting, shareholders will be asked to vote on the following resolution, with or without any variation which arises from the floor of the Meeting:

“Resolved, as an ordinary resolution that the Company’s share option plan be ratified and approved for a further year until the next annual general meeting of shareholders.”

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information form filed on SEDAR and in the audited financial statements for the years ended December 31, 2006 and the accompanying auditor’s report thereon and related management discussion and analysis. Copies of the Company’s most recent interim financial statements and related management discussion and analysis, and additional information may be obtained from SEDAR at www.sedar.com and upon request from the Company at telephone no. (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, May 24, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Ronald W. Thiessen	/s/ Tumelo M. Motsisi

Ronald W. Thiessen	Tumelo M. Motsisi
President & Chief Executive Officer	Deputy Chief Executive Officer and Managing Director